SCHNEIDER WEINBERGER & BEILLY LLP
                                Attorneys-at-Law

                    2200 Corporate Boulevard, N.W., Suite 210
                         Boca Raton, Florida 33431-7307
                                                                    Telephone
James M. Schneider, P.A.                                          (561) 362-9595
Steven I. Weinberger, P.A.                                          Facsimile
Roxanne K. Beilly, P.A.                                           (561) 362-9612

                                            March 7, 2005

VIA EDGAR

United States Securities and Exchange
         Commission
450 Fifth Street, NW
Washington, D.C. 20549
Att:     Pamela Long, Assistant Director

         RE:      LIFESTREAM TECHNOLOGIES, INC.
                  FORM SB-2 FILED JANUARY 12, 2005
                  FILE NO. 333-121991

Gentlemen:

         We are counsel to Lifestream Technologies, Inc. Reference is made to the registration statement on Form SB-2 filed by Lifestream Technologies, Inc. (the "Company") on January 12, 2005 (the "Registration Statement"), and the Staff's comments under cover of its letter dated February 8, 2005.

         Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement ("Amendment No. 1"). Amendment No. 1 includes updated (unaudited) financial statements of the Company for the six months ended December 31, 2004 and 2003, as well as updated disclosure, including in response to the Staff's comments. The following numbered responses correspond to the Staff's numbered comments in its February 8, 2005 letter.

         In response to the Staff's comments, we have been requested to advise you as follows:

FORM SB-2
---------

Fee Table
---------

         1. Supplementally, we confirm the Staff's understanding that in the event of an adjustment to the notes and/or warrants that require the registration of more shares than are being registered in this Registration Statement, a new registration statement will be filed to register those shares. The paragraph below the registration table has been modified to track the language of Rule 416.

United States Securities and
  Exchange Commission
March 7, 2005
Page 2 of 12

Risk Factors - Page 3
----------------------

         2. The introductory and last paragraphs of this section have been revised to remove any inference that any material risks have not been disclosed.

Our continued sale of equity securities - Page 4
-------------------------------------------------

         3. This risk factor has been expanded to disclose the number of shares issuable upon exercise of outstanding obligations and to discuss the effects of their issuance.

We remain dependent upon Roche Diagnostics GmbH - Page 5
---------------------------------------------------------

         4. The Company is concerned that disclosure of the amounts referenced in the Staff's letter might adversely affect on-going settlement discussions between Roche and the Company. Those discussions include "packaged" negotiations covering both the amount of royalties and a renewed supply agreement. The prospectus has been updated to disclose that the Company has reserved $257,535, which represents the full amount invoiced by Roche, and that the amount of any additional exposure to the Company would not have a material effect on the financial statements. The Company believes that the revised disclosure provides all material information about the status of this matter.

Government Regulation may delay or prevent - Page 7
----------------------------------------------------

         5. The reference to subjective interpretation has been removed and the Company has stated its belief that its products and operations comply in all material respects will applicable laws, rules and regulations.

Forward-Looking Statements - Page 9
------------------------------------

         6. This paragraph has been revised to remove references to inapplicable statutes.

Cholesterol Monitor - Page 10
-----------------------------

         7. The prospectus has been revised to clarify that NCEP is a government agency, and the significance of meeting the guidelines published by the NCEP.

Consumer Marketplace - Page 11
------------------------------

         8. The prospectus included in Amendment No. 1 updates the information attributed to the American Heart Association to conform to its "Heart Disease and Stroke Statistics - 2005 Update". The study is publicly available and was not commissioned by the Company. The study is approximately 60 pages in length

United States Securities and
  Exchange Commission
March 7, 2005
Page 3 of 12

and can be viewed at the American Heart Association web site at http://www.americanheart.org/presenter.jhtml?identifier=1928.

         The information attributed to the NCEP, a subdivision of the National Heart, Lung and Blood Institute ("NHLBI"), is publicly available on the NHBLI website at www.nhlbi.nih.gove/guidelines/cholesterol/atp3_rpt.htm. The information comes from a voluminous report published by the NCEP.

         9. The prospectus has been revised to clarify the extent to which consumers can use the Company's products to satisfy NCEP recommended cholesterol testing.

Sales and Marketing Efforts - Page 11
-------------------------------------

         10. The prospectus has been revised to disclose the extent of the Company's overseas sales and marketing efforts and the impact of government regulation on those activities.

         11. The prospectus contains updated disclosure relating to the Company's outstanding obligation to advertise on radio.

Sales Concentrations with Major Customers - Page 12
---------------------------------------------------

         12. The prospectus has been revised to include the names of customers that accounted for more than 10% of the Company's sales during its two most recently completed fiscal years, as well as to discuss the events leading to the lost customer referenced in the Company's Form 10-QSB.

Principal Vendors and Related Assembly - Page 12
------------------------------------------------

         13. The licensing and manufacturing agreement with Roche was filed as exhibit 10.4 to the Company's Annual Report on Form 10-KSB on October 15, 2001. This exhibit has now been listed in the index to Amendment No. 1 and incorporated by reference to the prior filing.

         14. The prospectus has been revised to update the disclosure regarding the Company's requirement to exclusively purchase test strips from Roche, and to clarify the automatic extension of the agreement with Roche for a period of one year.

Intellectual Property - Page 13
-------------------------------

         15. The prospectus has been revised to list the Company's material patents, the duration of each, and the products covered by the patents. Disclosure has also been made of the patent that is the subject of a license arising out of a settlement of a previously pending litigation.

United States Securities and
  Exchange Commission
March 7, 2005
Page 4 of 12

         16. The term "PCT" has been eliminated from disclosure as it relates to a patent not deemed material and not included on the list referred to in response 15, above.

Government Regulation - Page 15
-------------------------------

         17. This discussion has been revised to disclose that there is currently no third-party reimbursement for the Company's products. Similar revisions have been made to the corresponding risk factor.

Consolidated Results of Operations - First Fiscal Quarter - Page 19
-------------------------------------------------------------------

         18. The Consolidated Results of Operations have been updated to discuss the Company's Second Fiscal 2005 Quarter. The discussion has been revised to improve disclosure throughout the MD&A discussion, including quantifying the extent to which various factors contributed to the changes.

         19. The Company has reviewed its disclosure and the prospectus has been revised to clarify the reduction in the patent's estimated useful life.

         It is the Company's interpretation of SFAS No 142, paragraph 11(b) and
(e), that the best indication of the useful remaining life was provided by the Company's settlement discussions with the defendant in a patent litigation that resulted in the Company's grant of a license to the defendant to utilize the technology underlying this patent. Under the settlement, the license could become free, clear and unencumbered to the defendant/licensee after a three-year period, thereby reducing the patent's estimated useful life to the Company to a period of three years.

         The Company does not believe that its patent is impaired under the guidance of SFAS No. 142, paragraph 15, in that the carrying amount of the patent appears to be supported by both a previously aborted purchase offer from an unrelated third party of $750,000 (see footnote 9 to the consolidated financial statements) and the previous litigation settlement discussions which included certain settlement alternatives, including royalties to be received over a three to seven-year period. Cash flow projections modeled over these royalty periods also supported the value of the patent.


Consolidated Results of Operations; Fiscal 2004 - Page 21
---------------------------------------------------------

         20. The prospectus has been revised to quantify the impact of the increase in sales returns, sales returns allowance, and obsolete inventory in the Consolidated Results of Operations for Fiscal 2004. In addition, the prospectus has been revised to disclose that the short-term expiration related to the Company's test strips and its effects on sales and inventory is not expected to create an ongoing concern.

         21. The prospectus has been revised to improve the disclosure regarding the impact of initial sales orders from customers compared to future reorders by these customers.

United States Securities and
  Exchange Commission
March 7, 2005
Page 5 of 12

         22. The prospectus has been revised to improve the discussion of gross profit/loss and quantifies the impact of significant factors on gross margin.

         23. The significant reduction in the Company's inventory allowance is due to the write-off of inventory items that had been previously included in the allowance for obsolete inventory. The majority of this inventory was comprised of test strips with short-term expiration dates. The Company did not dispose of any of this inventory by sale. The Company confirms that its inventory valuation policy is in compliance with the guidance set forth in SAB Topic 5-BB.

Consolidated Liquidity and Capital Resources - Page 23
------------------------------------------------------

         24. This discussion has been expanded to describe expected sources of capital and to disclose that the Company does not have sufficient cash to carry out operations for the short or long term.

         The Company believes that it has addressed its ability to continue on a long-term basis on page 22 of the prospectus, under the heading "Consolidated Liquidity and Capital Resources," by stating that: "our independent registered public accountants have included an explanatory paragraph in their report on our accompanying consolidated financial statements for the fiscal years ended June 30, 2004 and 2003, that expresses substantial doubt regarding our ability to continue as a going concern."

         25. The prospectus has been revised to disclose whether the same source provided the financing in more than one financing transactions and whether the same person holds debt or equity securities from more than one transaction.

         26. The prospectus has been revised and clarified to quantify the number of shares into which the convertible debentures could be converted into, and the debenture principal outstanding on February 19, 2004.

         27. The prospectus has been revised to expand the discussion relating to changes in working capital deficiency for the second quarter of fiscal 2005.

Contractual Obligations - Page 27
---------------------------------

         28. The prospectus has been revised to clarify that the escrowed funds referred to on page F-15 and page 24 were required under the terms of the note payable to serve as additional collateral for the outstanding note payable.

         The prospectus has been revised on page F-15 to more fully describe the reasons for and terms of the escrow.

United States Securities and
  Exchange Commission
March 7, 2005
Page 6 of 12

Legal Contingencies - Page 30
-----------------------------

         29. Supplementally, please be advised that the patent litigation referred to in Comment #29 of the Staff's letter has been settled and is no longer pending. The settlement was previously reported in the Company's Current Report on Form 8-K, filed on November 22, 2004. The Company therefore believes that disclosure pursuant to Item 103 of Regulation S-B is not required. The disclosure under Results of Operations - Second Quarter and First Half of Fiscal 2005 Compared to Second Quarter and First Half of Fiscal 2004 has been revised to improve disclosure relating to this settlement.

         30. Please see response to Comment #29. The Settlement Agreement with Polymer Technology Systems, Inc. has been filed as an exhibit to the Company's Form 10-QSB for its fiscal 2005 second quarter, and that exhibit has been incorporated by reference into Amendment No. 1.

Executive Compensation - Page 32
--------------------------------

         31. The prospectus has been revised to reconcile Mr. Maus' and Mr. Siemens' salaries in the disclosures relating to the summary compensation table.

Certain Relationships and Related Transactions - Page 35
--------------------------------------------------------

         32. The following table reconciles each transaction discussed under Certain Relationships and Related Transactions to the corresponding exhibit.
Part II of the Registration Statement has been revised to more specifically describe each exhibit and to incorporate by reference additional exhibits required to be included in the Registration Statement.

----------------------------------------------------------------------------------------------------------------------
                    TRANSACTION                                                   EXHIBIT
----------------------------------------------------------------------------------------------------------------------
Shares Issued to Employees/Board Members              Agreements not available -issued pursuant to Board Minutes
----------------------------------------------------------------------------------------------------------------------
Brett Sweezy, CPA                                     Not deemed to be a material agreement
----------------------------------------------------------------------------------------------------------------------
Neil Luckianow                                        Not deemed to be a material agreement
----------------------------------------------------------------------------------------------------------------------
Robert Boyle and Brett Sweezy                         Exhibits 4.5 - 4.6
----------------------------------------------------------------------------------------------------------------------
Christopher Maus Note Receivable                      Note paid and no longer deemed a material contract
----------------------------------------------------------------------------------------------------------------------
RAB 2001 Private Placement                            Exhibit 4.1 - 4.3
----------------------------------------------------------------------------------------------------------------------
RAB 2003 conversion adjustment                        Exhibits 10.4 - 10.5
----------------------------------------------------------------------------------------------------------------------
RAB 2004 assignment                                   Exhibits 10.20 - 10.24
----------------------------------------------------------------------------------------------------------------------
Michael Crane Note Payable                            Same as form of Note filed as Exhibit 4.1
----------------------------------------------------------------------------------------------------------------------

         33. The prospectus has been revised to add a table detailing the number of shares granted to each director effective April 28, 2004 in lieu of payment for board services previously provided.

United States Securities and
  Exchange Commission
March 7, 2005
Page 7 of 12

Security Ownership of Certain Beneficial Owners - Page 37
---------------------------------------------------------

         34. The prospectus has been amended so that beneficial ownership of RAB Special Situations LLP under "Selling Security Holders" reconciles with the disclosure in the table under "Security Ownership of Certain Beneficial Owners."

         35. Footnote 3 to the beneficial ownership table has been revised to clarify that beneficial ownership includes shares of common stock subject to options or warrants that are currently exercisable or will become exercisable within 60 days, instead of after 60 days.

Description of Securities - Page 38
-----------------------------------

         36. This section has been expanded to disclose the information required by Item 510 of Regulation SB.

Selling Security Holders - Page 39
----------------------------------

         37. The Company has received confirmation from each selling security holder that it is not a broker-dealer or affiliated with a broker-dealer. Accordingly, no further disclosure has been included in Amendment No. 1.

         38. The price used in arriving at the number of shares registered for issuance under the convertible promissory note (the "Note") was $0.024. The following is an analysis of how that price was determined and how the number of shares being registered was calculated:

         The Note is convertible at $.05 per share, and is payable, at the Company's election, in shares of common stock, at a 20% discount to the average of the five (5) lowest closing bid prices for the Company's shares on the OTC Bulletin Board. At the time of registration, the Company assumed the worst-case scenario - the entire $500,000 note would be paid at a 20% discount to current market price (which is less than the $.05 conversion price of the note). The closing bid price for the common stock on the date the registration fee was calculated was $0.03, and a 20% discount to that price was calculated to be $0.024 (the "Calculation Rate").

         In order to determine the number of shares to be registered, the Company initially divided $500,000 (the principal amount of the Note) by the Calculation Rate, resulting in 20,833,333 shares to be registered.

         39. The prospectus has been revised to identify the individuals who beneficially own the shares held by RAB Special Situations LP and Equitilink.

         40. The agreements with Mr. Czirr, Equitilink and Mr. Schmitt have been filed as exhibits to Amendment No. 1. We confirm that the shares issued to Equitilink and Mr. Schmitt were issued in January 2005 and the prospectus has been revised accordingly.

United States Securities and
  Exchange Commission
March 7, 2005
Page 8 of 12

Plan of Distribution - Page 41
------------------------------

         41. The discussion has been revised to disclose that, in the event a transfer referred to by the Staff takes place, the Company will file a post-effective amendment to the Registration Statement if the change is material.

         42. The discussion has been revised to disclose that, in the event a transfer referred to by the Staff takes place, the Company will file a prospectus supplement under Rule 424(b) to disclose the change; provided that if the change is material, a post-effective amendment will be filed.

FINANCIAL STATEMENTS
--------------------

Note 3.  Summary of Significant Accounting Policies - Page F-10
---------------------------------------------------------------

Revenue Recognition and Accounts Receivable - Page F-11
-------------------------------------------------------

         43. The prospectus has been revised to specifically disclose the revenue recognition criteria of SAB 104 and how these criteria are applied to the Company's sales transactions.

         44. The Company has agreed to a "pay-on-scan" arrangement with a major new retail customer (reseller) whereby any shipments for the first year this customer is a reseller of the Company's products does not transfer risk of ownership until the reseller has sold the products to the reseller's customers (the consumers). If the reseller is unsuccessful in selling the Company's products to a consumer, the inventory may be returned to the Company.

         The Company does not recognize revenue from these types of agreements until the third party retailer has made a sale to its customers, and then has subsequently provided the Company with a detail listing of sales transactions by date. The Company continues to record the inventory on its balance sheet as finished goods at retail locations (see Footnote 5 on page F-14). The Company has based its accounting policy for not recognizing revenue for these "pay-on-scan" arrangements on its understanding of SFAS No. 48, paragraph 6(b), which states, "The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product".

         45. The Company's policy for recognizing revenue on test strips is consistent with its recognition policy relative to cholesterol devices. Revenue is recognized when the Company is in a position to comply with all aspects of SFAS No. 48 paragraph 6. As it relates to the Company's test strips, the Company continually monitors and updates its sales return reserve on a quarterly basis since fiscal 2001, when it began to recognize revenue on these products. Normally, the return rate is fairly consistent on a month-to-month basis, and is

United States Securities and
  Exchange Commission
March 7, 2005
Page 9 of 12

directly related to the proximity to the expiration date on each test strip batch. During fiscal 2004, the Company sold strips with a shorter remaining life until the expiration date. In connection with these sales, the Company provided a more significant return allowance than its historical average, because of the shorter life remaining until the batches of test strip would begin to expire as compared to their shipment date. At the request of the Company's customers, and to better serve the ultimate consumer, it no longer ships test strips with less than six months until expiration, and, therefore, does not expect to experience this increase in sales returns from test strips in the future.

         We direct your attention to the Company's increased disclosure in Note 3 of its consolidated financial statements regarding revenue recognition for test strips.

         46. During the period of time that the Company transitioned from its predecessor cholesterol monitor to its current cholesterol monitor, the Company offered a reduced sales price to customers willing to continue to purchase the predecessor monitor in order to deplete the Company's inventory of its predecessor monitor. Under these instances, the revenue was recorded at the actual price the monitors were sold to customers.

         The Company has also negotiated volume discounts in instances that a customer was willing to reorder (not an initial order) a substantial quantity of cholesterol monitors and test strips, as a method to further deplete the inventory of the predecessor monitor. In these instances, the Company recorded the volume discount as a sales discount (contra revenue)..

Sales Returns Allowance - Page F-12
-----------------------------------

         47. The Company recognizes an accrued liability for both a warranty reserve and for the sales return allowance to comply with the matching principle as it has recognized the revenue associated with these items. We direct your attention to the response to Comment #43 and #45 and to our additional disclosure in the amended registration statement.

We supplementally provide you with the following rollforward of the sales returns allowance account on a gross basis, as requested.

                                        FOR THE FISCAL YEARS ENDING          FOR THE SIX MONTHS ENDING
                                      ------------------------------    --------------------------------------
                                      June 30, 2004    June 30, 2003    December 31, 2004    December 31, 2003
                                      -------------    -------------    -----------------    -----------------
Sales Returns Allowance at
Beginning of Period                      103,947             54,278            238,064            103,947
Returns Received                        (536,698)          (389,974)          (373,078)          (190,358)
Increases to Allowance                   670,815            439,643            342,890            310,744
                                        --------           --------           --------           --------
Sales Returns Allowance at End
of Period                                238,064            103,947            207,876            224,333
                                        ========           ========           ========           ========

Note 9.  Accrued Liabilities - Page F-15
----------------------------------------

United States Securities and
  Exchange Commission
March 7, 2005
Page 10 of 12

         48. The Company's warranty expense and related accrual is less than $15,000 per year and has therefore been determined to be immaterial for disclosures required under 14(b) of FIN 45.

Note 10.  Option and Purchase Agreement - Page F-15
---------------------------------------------------

         49. Pursuant to an option and purchase agreement dated November 20, 2002, the Company received $250,000 from an unrelated party in exchange for granting them an option to purchase, for an additional $500,000, the unutilized technology patent resulting in a total purchase price of $750,000. At the time of entering into the option and purchase agreement, the Company was the plaintiff in a patent infringement litigation surrounding this patent and was vigorously defending its rights to the patent. The unrelated third party subsequently decided not to exercise their option to purchase the patent and the option expired unexercised on July 10, 2003, primarily due to the uncertainty surrounding the litigation, which remained ongoing at the time the option expired. The value of the patent is recorded at $400,002 as of December 31, 2004.

Note 13.  Convertible Debt - Page F-16
--------------------------------------

         50. The prospectus has been revised to include a table detailing the items outlined in the Staff's comment.

September 2003 Issuances - Page F-17
------------------------------------

         51. Supplementally, please be advised that the additional financing charge of $1,488,889 was calculated based on the difference in the original conversion price ($0.13) as compared to the revised conversion price ($0.09), multiplied by the number of shares to be issued on conversion (37,222,222). The Company accounted for this amount by debiting financing expense and crediting additional paid in capital.

         52. The Company accounts for convertible debt securities issued with detachable stock purchase warrants according to the guidance provided by EITF 98-5 "Accounting for convertible securities with beneficial conversion features or contingently adjustable conversion ratios" and EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments".

         In accordance with the Company's understanding of this guidance, it first determined the debt discount based on ascribing a value to the detachable stock purchase warrants based on fair value determined by application of the Black/Scholes method of valuation. It then determined the debt discount attributable to the beneficial conversion feature as based on the number of shares of common stock that would be issuable on conversion of the debt to equity securities at the stated conversion rate as compared to the current trading price of such equity securities.

United States Securities and
  Exchange Commission
March 7, 2005
Page 11 of 12

         As it specifically relates to the fiscal 2004 debt issuances, the Company has determined that the aggregated fair value of both the detachable stock purchase warrants and the beneficial conversation feature exceeded the total proceeds (or face of the debt). Accordingly, it was the Company's interpretation of EITF 98-5 that the discount that should be recognized on such debt issuance was in fact limited to the total face amount of the debt.

February 2004 Issuances - Page F-17
-----------------------------------

         53. Supplementally, please be advised that the $500,000 original issue discount related to the February 2004 transaction was determined in accordance with the financing agreements (see exhibits 10.12 through and 10.15 incorporated by reference into the Registration Statement). The $500,000 represents an effective rate of return of 9% per annum for the investors of the transaction. The subscription amounts paid by the purchasers of the debentures were reduced by this amount and the debentures are non-interest bearing. The $500,000 was recorded as deferred financing costs and is being amortized to financing expense over the term of the debentures.

Note 14.  Stockholders' Deficit - Page F-19
-------------------------------------------

Common shares issued upon Conversion of Convertible Debt - Page F-19
--------------------------------------------------------------------

         54. The Company has revised the prospectus to clarify that the $6 million in debt converted into common shares is gross of any related debt discount recorded on the convertible debentures. Supplementally, please be advised that the debt balances on the face of the balance sheet are shown net of any related debt discounts.

Note 15.  Stock Options and Warrants - Page F-19
------------------------------------------------

         55. The prospectus has been revised to disclose that there were no options issued to vendors or others for services during the fiscal periods presented.

Note 17.  Commitments and Contingencies - Page F-21
---------------------------------------------------

Patent Litigation
-----------------

         56. We direct your attention to the response to Comment #19, above. Additionally, please note that the Company did not record impairment to its patent - but, rather, it revised its estimated useful life based on the evidence available.

SEPTEMBER 30, 2004 FINANCIAL STATEMENTS
---------------------------------------

Note 8.  Stockholders' Deficit - Page F-33
------------------------------------------

United States Securities and
  Exchange Commission
March 7, 2005
Page 12 of 12

Common Shares Issued for Services - Page F-33
---------------------------------------------

         57. The Company accounts for common stock issued for services provided by its consultants as per the guidance of SFAS No. 123, paragraph 8, which states in part, `all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable." Accordingly, the Company uses the invoice provided by its third party consultant to determine the total expense to recognize. The number of shares of common stock to be issued is determined by the total cost of the service (per the invoice) divided by the then current trading price of our common stock.

PART II
-------

Recent Sales of Unregistered Securities
---------------------------------------

         58. Part II, Item 26 has been revised to (a) identify the specific exemption from Section 5 relied upon, (b) disclose the specific facts relied upon to support the exemption in each transaction and (c) the identity of the person or class of persons to whom the securities were sold.

         A currently dated consent of the Company's independent registered public accounting firm is filed as an exhibit to Amendment No. 1.

         If you have any further questions or comments, please contact us.



                                           Very truly yours,
                                           SCHNEIDER WEINBERGER & BEILLY LLP


                                           By:      /s/ Steven I. Weinberger
                                                    ------------------------
                                                    Steven I. Weinberger